October 3, 2007

Cell Kinetics Ltd.
c/o United Corporate Services, Inc.
10 Bank Street
White Plains, New York 10606

> **Re: Cell Kinetics Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed September 26, 2007**
> **File No. 333-144993**

To Cell Kinetics Ltd.:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Federal Income Tax Consequences to Us and Medis, page 30; and Issuance of Subscription Rights, page 31</u>

1.   We note from your revisions in response to prior comment 4 that the material federal income tax consequences to you, Medis and the recipients of the Subscription Rights are conditioned upon the Subscription Rights constituting "property" under Section 317(a) of the Code. Please disclose why counsel is unable to opine with certainty as to whether the Subscription Rights will constitute "property," describe the degree of uncertainty, disclose the material federal income tax consequences if the Subscription Rights are not deemed "property," and provide appropriate risk factor disclosure.

Intellectual Property, page 58

2.   We note your response to prior comment 7. To the extent material to an understanding of your business and the effect on your business of the patent held, please disclose the substantive portions of that response in your prospectus.

Financial Statements

3.   Please update your financial statements pursuant to Item 8.A of Form 20-F and also consider the need to provide more current financial information than otherwise provided for in Item 8 if such information is or has been published. Refer to Instruction 3 to Item 8.A.5 of Form 20-F.

Exhibit 10.4

4.   We note your response to prior comment 15. In an appropriate location in your prospectus, please disclose that it may not be necessary to seek shareholder approval before any increase in the number of shares that are reserved for issuance under the Plan.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Cell Kinetics Ltd.
c/o United Corporate Services, Inc.
October 3, 2007
Page 3

You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Ira A. Roxland, Esq.